May 11, 2007

Mail Stop 4561

Robert B. Lees
President
Zaldiva, Inc.
331 East Commercial Boulevard
Fort Lauderdale, FL 33306

> **Re: Zaldiva, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Form 10-QSB for the quarter ended December 31, 2006**
> **Filed 12/29/06**
> **File No. 0-49652**

Dear Mr. Lees:

We issued comments to you on the above captioned filings on March 2, 2006**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 25, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 25, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Brandon Burningham (*via facsimile*)